Filed pursuant to 424(b)(3)
Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 3 DATED JULY 10, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc. (the “Company”), dated April 26, 2013 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 25, 2013 and Supplement No. 2, dated July 3, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update on the status of this offering.

As disclosed in Supplement No. 1, dated June 25, 2013, and Supplement No. 2, dated July 3, 2013, with regard to the announcement of the pending termination of our offering, since June 25, 2013 through July 10, 2013, we have raised gross proceeds of approximately $100 million from the sale of our primary offering shares.